Chanson International Holding

December 1, 2022

Via EDGAR

Division of Corporation Finance

Office of Manufacturing

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C., 20549

Attention:	Ernest Greene
Anne McConnell
Geoff Kruczek
Jay Ingram

Re:	Chanson International Holding
Amendment No. 5 to Registration Statement on Form F-1
Filed September 2, 2022
File No. 333-254909

Ladies and Gentlemen:

This letter is in response to the letter dated September 22, 2022 from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) addressed to Chanson International Holding (the “Company,” “we,” and “our”). For ease of reference, we have recited the Commission’s comments in this response and numbered them accordingly. An amended Registration Statement on Form F-1 (“Amended Registration Statement No. 6”) is being filed to accompany this letter.

General

1. Please disclose (1) whether your business segments, products, lines of service, projects, or operations are materially impacted by the pandemic-related lockdowns in China and (2) the impact of consumer demand declines in China. In addition, discuss any steps you are taking to mitigate adverse impacts to your business.

In response to the Staff’s comments, we revised our disclosure on pages 12, 24, 74, and 75 of Amended Registration Statement No. 6 to (i) disclose the negative impact by the pandemic-related lockdowns in China on the business, products, and operations of the Company’s PRC stores (the “PRC Stores”), and steps the PRC Stores have taken to mitigate such impact and (ii) clarify that the decline in consumer demand in China has not had a material impact on the PRC Stores.

2. You disclose that inflation affects your results of operations. Please expand to identify the principal factor(s) contributing to the inflationary pressures the company has experienced and clarify the resulting impact to the company, including to revenues, costs and expenses and gross profit. Please also identify actions planned or taken, if any, to mitigate inflationary pressures.

In response to the Staff’s comments, we revised our disclosure on pages 12 and 13 of Amended Registration Statement No. 6 to (i) clarify that the PRC Stores have not been materially impacted by inflation and (ii) identify the principal factors contributing to the inflationary pressures the Company’s U.S. stores (the “U.S. Stores”) have experienced, clarify the resulting impact, and identify actions taken to mitigate inflationary pressures.

3. Please disclose whether and how your business, products, lines of service, projects, or operations are materially impacted by supply chain disruptions, especially in light of Russia’s invasion of Ukraine. For example, discuss whether you have or expect to:

●	suspend the production, purchase, sale or maintenance of certain items due to a lack of raw materials, parts, or equipment; inventory shortages; closed factories or stores; reduced headcount; or delayed projects;

●	experience labor shortages that impact your business;

●	experience cybersecurity attacks in your supply chain;

●	experience higher costs due to constrained capacity or increased commodity prices or challenges sourcing materials (e.g., certain food products such as tomato paste);

●	experience surges or declines in consumer demand for which you are unable to adequately adjust your supply;

●	be unable to supply products at competitive prices or at all; or

●	be exposed to supply chain risk in light of Russia’s invasion of Ukraine.

Explain whether and how you have undertaken efforts to mitigate the impact and where possible quantify the impact to your business.

In response to the Staff’s comments, we revised our disclosure on pages 12, 13, and 27 of Amended Registration Statement No. 6 to (i) clarify that the PRC Stores have not been materially impacted by the supply chain disruptions and (ii) disclose the impacts of supply chain disruptions, especially in light of Russia’s invasion of Ukraine, on the U.S. Stores and the efforts they have undertaken to mitigate the impact.

Capitalization, page 57

4. We note you present a full pro forma capitalization column that assumes the over allotment option is exercised in full. Since it is not clear you can conclude that exercise of the over allotment option is probable, it does not appear your current presentation is appropriate. In lieu of presenting a full pro forma column that assumes the over allotment option is exercised in full, we would not object to a footnote to the pro forma column that excludes the over allotment option to disclosure the impact if the over allotment option is exercised in full. Please be advised, this comment is also applicable to your disclosures under Dilution.

In response to the Staff’s comments, we revised our disclosure on page 61 of Amended Registration Statement No. 6 to remove the pro forma capitalization column that assumes the over-allotment option is exercised in full. We also revised our disclosure on page 63 to remove the pro forma dilution column and table that assume the over-allotment option is exercised in full.

Financial Statements, page F-1

5. Please continue to consider the financial statement updating requirements of Item 8.A.5 of Form 20-F.

In response to the Staff’s comments, we provided updated interim financial statements and related disclosure in Amended Registration Statement No. 6 as required by Item 8.A.5 of Form 20-F.

In responding to your comments, the Company acknowledges that:

●	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

●	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

●	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate the assistance the Staff has provided with its comments. If you have any questions, please do not hesitate to call our counsel, Ying Li, Esq., of Hunter Taubman Fischer & Li LLC, at (212) 530-2206.

Very truly yours,

/s/ Gang Li
Name:	Gang Li
Title:	Chief Executive Officer and Director

cc:	Ying Li, Esq.
Hunter Taubman Fischer & Li LLC